AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEM-
         BER 29, 1997
         ==============================================================

                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                              ----------------------

                                  SCHEDULE 14D-1
                       (AMENDMENT NO. 8 -- FINAL AMENDMENT)
                              TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 14(d)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934)

                                   SCHEDULE 13D
                              OF CSX CORPORATION AND
                             CSX TRANSPORTATION, INC.
                                (AMENDMENT NO. 12)
                        (PURSUANT TO SECTION 13(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934)

                                   SCHEDULE 13D
                         OF NORFOLK SOUTHERN CORPORATION
                                (AMENDMENT NO. 10)
                        (PURSUANT TO SECTION 13(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934)

                                   SCHEDULE 13D
                                OF WALTER G. RICH
                                (AMENDMENT NO. 11)
                        (PURSUANT TO SECTION 13(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934)

                           DELAWARE OTSEGO CORPORATION
                                 (NAME OF ISSUER)

                               DOCP ACQUISITION LLC
                                 CSX CORPORATION
                           NORFOLK SOUTHERN CORPORATION
                                  WALTER G. RICH
                        (NAME OF PERSONS FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.125 PER SHARE
                          (TITLE OF CLASS OF SECURITIES)

                                   246244 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 PETER J. SHUDTZ
                                 GENERAL COUNSEL







                                 CSX CORPORATION
                                 ONE JAMES CENTER
                               901 EAST CARY STREET
                          RICHMOND, VIRGINIA 23219-4031
                                  (804) 782-1400
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                      ON BEHALF OF PERSONS FILING STATEMENT)

                                 WITH A COPY TO:

             PAMELA S. SEYMON                    RONALD B. RISDON
       WACHTELL, LIPTON, ROSEN & KATZ        KELLEY DRYE & WARREN LLP
            51 WEST 52ND STREET                  101 PARK AVENUE
          NEW YORK, NEW YORK 10019           NEW YORK, NEW YORK 10178
         TELEPHONE:  (212) 403-1000         TELEPHONE:  (212) 808-7800


               J. GARY LANE                      ERIC J. FRIEDMAN
         GENERAL COUNSEL CORPORATE             SKADDEN, ARPS, SLATE,
        NORFOLK SOUTHERN CORPORATION             MEAGER & FLOM LLP
           THREE COMMERCIAL PLACE                919 THIRD AVENUE
        NORFOLK, VIRGINIA 23510-9241          NEW YORK, NEW YORK 10022
         TELEPHONE:  (757) 629-2600          TELEPHONE:  (212) 735-3000







                   This Amendment No. 8 to the Tender Offer Statement on
         Schedule 14D-1, and Amendment No. 12 to the Schedule 13D of CSX Corporation, a Virginia corporation ("CSX"), and CSX Transpor-tation, Inc., a Virginia corporation and wholly owned subsid-iary of CSX ("CSXT"), Amendment No. 9 to the Schedule 13D of Norfolk Southern Corporation, a Virginia corporation ("NSC"), and Amendment No. 11 to the Schedule 13D of Walter G. Rich, (collectively, as amended, the "Statement") relates to the of-fer by DOCP Acquisition LLC, a New York limited liability com-pany ("Purchaser") formed by CSX, NSC and Mr. Rich to purchase all outstanding shares of common stock, par value $0.125 per share (the "Shares"), of Delaware Otsego Corporation, a New York corporation (the "Company"), at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 22, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal. This Amendment amends and supplements the amended Transaction Statement on Schedule 14D-1 and all such Schedules 13D filed prior hereto. Unless otherwise indi-cated all capitalized terms used herein shall have the same meanings as set forth in the Offer to Purchase.

         ITEM 10.  ADDITIONAL INFORMATION

                   Item 10 of the Statement is hereby amended by the addition of the following:

              On September 29, 1997 the Purchaser announced that it had accepted for payment all Shares tendered upon expiration of the Offer at 5:00 p.m., New York City time, on Friday, September 26, 1997. Purchaser has been informed by the Depositary that 1,665,124 Shares were tendered (including 1,700 Shares tendered pursuant to guaranteed delivery procedures), representing approximately 90.5% of Shares not already owned by CSX and Rich, were tendered pursuant to the Offer. A copy of the press release has been filed with the Commission as an exhibit hereto and is in-corporated herein by reference.

         ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS

                   Item 11 of the Statement is hereby amended by addi-tion of the following:

         (a)(12)   Press Release issued on September 29, 1997.














                                    SIGNATURES


                   After due inquiry, and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

                   September 29, 1997

                                       DOCP ACQUISITION LLC

                                       By:  /s/ MARK G. ARON
                                          ------------------------------
                                          Name:   Mark G. Aron
                                          Title:  Authorized Person

                                       By:  /s/ JAMES C. BISHOP, JR.
                                          ------------------------------
                                          Name:   James C. Bishop, Jr.
                                          Title:  Authorized Person

                                       CSX CORPORATION

                                       By:  /s/ MARK G. ARON
                                          ------------------------------
                                          Name:   Mark G. Aron
                                          Title:  Executive Vice
                                            President -- Law and
                                              Public Affairs

                                       NORFOLK SOUTHERN CORPORATION

                                       By:  /s/ JAMES C. BISHOP, JR.
                                          ------------------------------
                                          Name:   James C. Bishop, Jr.
                                          Title:  Executive Vice
                                            President -- Law

                                       /s/ WALTER G. RICH
                                       ---------------------------------
                                       WALTER G. RICH


















                                    SIGNATURE

                   (SOLELY WITH RESPECT TO THE SCHEDULE 13D OF
                            CSX TRANSPORTATION, INC.)

                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   September 29, 1997

                                       CSX TRANSPORTATION, INC.

                                       By:  /s/ WILLIAM M. HART
                                          ------------------------
                                          Name:   William M. Hart
                                          Title:  Vice President --
                                                  Corridor Development









































                                  EXHIBIT INDEX


         (a)(12)   Press Release issued on September 29, 1997.
















































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